EXHIBIT 99.5
POWER OF ATTORNEY
EGM 20 AUGUST 2014

[insert full name], a legal entity organized and existing under the laws of [insert country], with its corporate seat in [insert name city], having its offices in [insert address] (the "Grantor") herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of authorized person)
☐	each of Matthijs van Blokland and Margreet de Vos, both retained by Prosensa (as defined below) (each a "Prosensa Attorney"),

(the "Attorney"), to represent the Grantor, as shareholder of Prosensa Holding N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Leiden, The Netherlands, with address J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 28076693 ("Prosensa") at the Extraordinary General Meeting of Shareholders of Prosensa to be held at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, on 20 August 2014 at 14:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of Prosensa which were held by the Grantor on the record date of the General Meeting (23 July 2014), and (ii) to vote in favor of the proposal as stated in the agenda for the General Meeting unless stated otherwise below:

i.           Appointment and remuneration of Dr Annalisa Jenkins as supervisory director. The appointment will be for a term ending as per the end of the 2018 Annual General Meeting of Shareholders.

☐ Yes	☐ No	☐ Abstain

Each Prosensa Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by Prosensa to perform, directly or indirectly, acts in Grantor's name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represent(s) and warrant(s) to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This instrument shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________, 2014.

_____________________________

Please fax or email a copy to: Prosensa Holding N.V. Attn. M. van Blokland faxnumber: +31 71 3322088 email: m.vanblokland@prosensa.nl

Original power of attorney to: Prosensa Holding N.V. Attn. M. van Blokland J.H. Oortweg 21 2333 CH Leiden The Netherlands

POWER OF ATTORNEY
EGM 20 AUGUST 2014

[insert full name], having its address at [insert address + country] (the "Grantor") herewith grants a power of attorney  to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of authorized person)
☐	each of Matthijs van Blokland and Margreet de Vos, both retained by Prosensa (as defined below) (each a "Prosensa Attorney"),

(the "Attorney"), to represent the Grantor, as shareholder of Prosensa Holding N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Leiden, The Netherlands, with address J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 28076693 ("Prosensa") at the Extraordinary General Meeting of Shareholders of Prosensa to be held at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, on 20 August 2014 at 14:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of Prosensa which were held by the Grantor on the record date of the General Meeting (23 July 2014), and (ii) to vote in favor of the proposal as stated in the agenda for the General Meeting unless stated otherwise below:

i.           Appointment and remuneration of Dr Annalisa Jenkins as supervisory director. The appointment will be for a term ending as per the end of the 2018 Annual General Meeting of Shareholders.

☐ Yes	☐ No	☐ Abstain

Each Prosensa Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by Prosensa to perform, directly or indirectly, acts in Grantor's name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This instrument shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________, 2014.

_____________________________

Please fax or email a copy to: Prosensa Holding N.V. Attn. M. van Blokland faxnumber: +31 71 3322088 email: m.vanblokland@prosensa.nl

Original power of attorney to: Prosensa Holding N.V. Attn. M. van Blokland J.H. Oortweg 21 2333 CH Leiden The Netherlands